August 11, 2005



VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549


Re:Rule 17g-1 Fidelity Bond Filing-Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Amendment to Bond No 81906399 for the following management investment companies (Investment Company Act of 1940 File Number/SEC Registration Number): First Defined Portfolio Fund, LLC (File No. 811-10015/SEC Registration No. 333-46062); First Trust Value Line(R) 100 Fund (File No. 811-21336/SEC Registration No. 333-104680); First Trust Value Line(R) Dividend Fund (File No. 811-21381/SEC Registration No. 333-106392); First Trust/Four Corners Senior Floating Rate Income Fund (File No. 811-21344/SEC Registration Nos. 333-105251 and 333-109680); Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (File No. 811-21496/SEC Registration No. 333-112202); First Trust/Value Line(R) & Ibbotson Equity Allocation Fund (File No. 811-21517/SEC Registration No. 333-113080); First Trust/Four Corners Senior Floating Rate Income Fund II (File No. 811-21539/SEC Registration Nos. 333-113978 and 333-115414); Energy Income and Growth Fund (File No. 811-21549/SEC Registration No. 333-114131); First Trust/Fiduciary Asset Management Covered Call Fund (File No. 811-21586/SEC Registration No. 333-116023), First Trust/Aberdeen Global Opportunity Income Fund (File No. 811-21636/SEC Registration No. 333-119081), First Trust/FIDAC Mortgage Income Fund (File No.811-21727 /SEC Registration No.333-123262 ), First Trust Strategic High Income Fund (File No.811-21756 /SEC Registration No. 333-124146).
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Dear Sir or Madam:

         Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First Trust complex of funds referenced above. Please note for the Commission's records, the following:

                   (i) a copy of the amended Joint Insured Fidelity Bond with a schedule of individual named insureds dated July 28, 2005. The Joint Insured Fidelity Bond has been amended to increase the bond limit to $8,425,000 as well as add First Trust Strategic High Income Fund as a named insured.

                  (ii) a Certificate of Assistant Secretary containing the resolution of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

                 (iii) a copy of the Blanket Bond Insurance Agreement.

                                 Very truly yours,

                                 FIRST TRUST PORTFOLIOS L.P.


                                 /s/ Kristi A. Maher
                                 -------------------------------
                                 Assistant General Counsel







Enclosures